Mail Stop 6010   September 24, 2008

Richard Marsh
Executive Vice President, General Counsel and Secretary
Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, Utah 84108

         Re: Myriad Genetics, Inc.
                 Preliminary Proxy Statement on Schedule 14A
                 Filed September 18, 2008
                 File No. 000-26642

Dear Mr. Marsh:

        This is to advise you that we have limited our review of the above proxy statement to the issue identified below. We will make no further review of this filing.

        Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Proposal 2, page 46

  1. Please revise your filing to disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to your Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 60 million to 150 million.

        As appropriate, please revise your proxy statement in response to this comment. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director